SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 6-K

                      Report of Foreign Issuer

                Pursuant to Rule 13a-16 or 15d-16 of

                the Securities Exchange Act of 1934


                 For the month of January 31, 2002

                  Titan Trading Analytics Inc.
         ---------------------------------------------
        (Translation of registrant's name into English)

      201 Selby Street, Nanaimo, British Columbia, V9R 2R2
        ----------------------------------------------------
            (Address of principal executive offices)
[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F

     [indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.]

                        Yes               No  X


                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Titan Trading Analytics Inc.
                                 ----------------------------
                                        (Registrant)

Date   March 28,2002              By   "Michael B. Paauwe"
    -----------------                ------------------------
                                   Michael B. Paauwe, President

April 1, 2002

To:  Alberta Securities Commission
     British Columbia Securities Commission
     Canadian Venture Exchange

Dear Sirs:

Re:  Titan Trading Analytics Inc. (the "Company")

We confirm that the attached BCFORM51-901F, together with Schedules A, B and C thereto, was mailed by pre-paid mail on April 1, 2002 to all of the registered shareholders of the common shares of the Company and all persons on the supplemental mailing list.
We are providing this material to you in compliance with regulations made under the Securities Act.

Sincerely yours,
TITAN TRADING ANALYTICS INC.
"JENNIFER GEE"
PER:
Ms. Jennifer Gee, Chief Financial Officer

Tel:   (250) 758-4954
Fax:  (250) 758-1189

British Columbia                   QUARTERLY AND YEAREND REPORT
Securities Commission                      BCFORM51-901F
---------------------------------------------------------------------
ISSUER DETAILS                |  FOR QUARTER ENDED  | DATE OF REPORT
NAME OF ISSUER                |      Jan 31, 2002   | (Y/M/D)
Titan Trading Analytics Inc   |                     | 02/03/28
---------------------------------------------------------------------
ISSUER'S ADDRESS
3473 Ellis Place
---------------------------------------------------------------------
CITY     PROVINCE | POSTAL  | ISSUER FAX NO    | ISSUER TELEPHONE NO.
                  | CODE    |                  |
Nanaimo  BC       | V9T 4Y6 | 250-758-8322     | 250-758-8262
---------------------------------------------------------------------
CONTACT PERSON    | CONTACT'S POSITION         | CONTACT TELEPHONE NO
Jennifer Gee      | Chief Financial Officer    | 250-758-4954
---------------------------------------------------------------------
CONTACT EMAIL ADDRESS              | WEBSITE ADDRESS
jgee@titantrading.com              | www.titantrading.com
---------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL B. PAAUWE"   |  Michael B. Paauwe    |    02/03/28
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL GOSSLAND"    |  Michael Gossland     |    02/03/28
---------------------------------------------------------------------

                  TITAN TRADING ANALYTICS INC.
                          SCHEDULE A
                   SUPPLEMENTARY INFORMATION
                  PERIOD ENDED JANUARY 31, 2002

                  TITAN TRADING ANALYTICS INC.
       (Incorporated under the laws of British Columbia)
               CONSOLIDATED INTERIM BALANCE SHEET
             FOR THE 3 MONTHS ENDED JANUARY 31, 2002
           WITH COMPARATIVES FIGURES AT JANUARY 31, 2001
                     (CANADIAN DOLLARS)


ASSETS
Current Assets                              2002        2001
                                       -----------------------
Cash and short-term investments        $  267,962   $  687,973
Accounts receivable                         5,010       10,266
Prepaid expenses                            2,754        7,171
                                       -----------------------
                                          275,726      705,410

Software and systems development (net)    247,209      320,415

Capital assets (net)                       39,506       45,716
                                       -----------------------
                                       $  562,441   $1,071,541
                                       -----------------------

LIABILITIES
Current Liabilities
Accounts payable and
   accrued liabilities                 $   32,046   $   18,118
Share subscriptions receivable                  0      212,000
                                       -----------------------
                                           32,046      230,118

SHAREHOLDERS' EQUITY
Share capital                          $3,715,938   $3,375,938
Deficit                                (3,185,543)  (2,534,515)
                                       -----------------------
                                       $  562,441   $1,071,541
                                       -----------------------


Approved by the Directors

(Signed) Michael B. Paauwe    Director
--------------------------------------

(Signed) Michael Gossland     Director
-------------------------------------

See accompanying notes to the consolidated financial statements
PREPARED BY MANAGEMENT WITHOUT AUDIT

                    TITAN TRADING ANALYTICS INC.
    CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT
              FOR THE 3 MONTHS ENDED JANUARY 31, 2002
           WITH COMPARATIVES FIGURES AT JANUARY 31, 2001
                       (CANADIAN DOLLARS)

Revenue                                   2002         2001
                                          ----         ----
Software licenses and subscriptions   $   11,692   $   16,446
Trading Income                             5,297            0
                                      ----------   ----------
                                      $   16,989   $   16,446

Expenses
Advertising, marketing and promotion       6,689        4,736
Amortization                              18,003       25,044
Bank charges                                 814          829
Directors' fees                                0        5,000
Foreign exchange loss                        104          105
Investor relations                        13,775            0
Management fees                           11,550       15,750
Office                                     2,590        7,108
Professional fees                          4,642        1,352
Rent                                       1,390        1,375
Salaries and benefits                     40,733       49,592
System testing                                 0            0
Telephone                                  1,949        2,275
Travel                                         0        7,515
                                      -----------------------
                                      $  102,239   $  120,681

Interest and Other Income                    448        4,619

Net loss for the period                  (84,802)    (100,066)

Deficit beginning of period           (3,100,741)  (2,434,449)
                                      -----------------------
Deficit end of period                $(3,185,543) $(2,534,515)


See accompanying notes to the consolidated financial statements
PREPARED BY MANAGEMENT WITHOUT AUDIT

                    TITAN TRADING ANALYTICS INC.
              CONSOLIDATED IN2ERIM STATEMENT OF CASH FLOW
                FOR THE 3 MONTHS ENDED JANUARY 31, 2002
              WITH COMPARATIVES FIGURES AT JANUARY 31, 2001
                        (CANADIAN DOLLARS)

                                             2002       2001
                                             ----       ----
Cash from operating activities
Net loss for the period                $  (84,802)  $ (100,066)

Item not involving cash
   Amortization                            18,004       25,044
                                       -----------------------
                                          (66,798)     (75,022)

Net change in non-cash working
    capital balances                       (2,678)      (5,520)
                                       -----------------------
                                          (69,476)     (80,542)

Cash used in investing activities
   Acquisition of capital assets                0       (4,211)
   Software & Systems development         (37,979)     (49,672)
                                       -----------------------
                                          (37,979)     (53,883)

Cash from financing activities
   Share subscriptions received and
    Issuance of Common Shares                   0      212,000
                                       -----------------------
                                                0      212,000

Increase in cash during the period       (107,455)      77,575

Cash and short-term investments,
   beginning of the period                375,417      610,398

Cash and short-term investments,
   end of period                       $  267,962   $  687,973
                                       -----------------------

See accompanying notes to the consolidated financial statements
PREPARED BY MANAGEMENT WITHOUT AUDIT

Notes to the Interim Financial Statements Ended
   January 31, 2002:

Note 1. Interim financial statements:

The unaudited management prepared financial statements of Titan Trading Analytics Inc. covering the nine month period ended January 31, 2002 reflect all adjustments which are necessary to a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

Note 2. United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United
States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)  Balance sheet
There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)  Short-term investments
Under United States generally accepted accounting principles, short-term investments are recorded at market value. At
January 31, 2002 there were no differences between the cost and the market value of the short-term investments.

c)  Escrow shares
Under United States generally accepted accounting principles, the 3,000,000 common shares of the Company held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time. If these shares are ever released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized at that time by the Company.

d)  Cost of sales
Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim three-month period is comprised of:

                                      Jan 2002    Jan 2001
Amortization of software and
   systems development                $18,003     $18,051
Delivery                                  361         361
                                      -------     -------
Cost of sales                         $18,364     $18,412

e)  Foreign currency translation
The application of the temporal method of foreign currency translation used by the Company under Canadian generally accepted accounting principles does not result in material differences from United States generally accepted accounting principles.

f)  Loss per share
Under United States generally accepted accounting principles
(US GAAP), the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares that are considered contingent shares.
This means the 3,000,000 escrow shares are excluded from the calculation under US generally accepted accounting principles.
On that basis, calculation of the loss per share for the current reporting period under US generally accepted accounting principles is as follows.

During the six month period ended January 31, 2002 the weighted average number of shares outstanding was 9,638,976. 3,000,000 of that total are escrow shares. Therefore, under US GAAP, the loss per share for the nine months period ended January 31, 2002 is $0.01 per share (for the comparative nine months ended January 31, 2001, the loss was $0.0 per share).

g)  Development stage enterprise

Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company's consolidated revenue and expenses from incorporation on November 30, 1993 to January 31, 2002 are:

Revenue
Software licenses and subscriptions           $   239,481
Trading income                                     46,341
                                              -----------
                                                  285,822

Expenses
Advertising, marketing and promotion              485,885
Amortization                                      856,904
Bank charges                                       14,400
Capital taxes                                      11,507
Consulting                                         30,000
Directors' fees                                    20,000
Financing fees                                     23,683
Foreign exchange loss                               3,354
Investor relations                                215,660
Management fees                                   442,362
Office                                            122,458
Professional fees                                 206,703
Rent                                               45,471
Research and development                          372,043
Salaries and benefits                             591,546
System testing                                     77,783
Telephone                                          45,831
Travel                                            107,269
                                              -----------
                                                3,672,859
                                              -----------
                                               (3,387,037)
Interest and other income                         201,494
                                              -----------
Net loss for the period and deficit
   accumulated during the development stage   $(3,185,543)
                                              -----------

The Company's cash flows from incorporation on November 30, 1993 to January 31, 2002 are:

Cash flows from (used in) operating activities
Net loss for the period                       $(3,185,543)
Adjustments for:
Amortization                                      856,905
Foreign exchange gain                               1,420
                                              -----------
                                               (2,327,218)

Net change in non-cash working capital balances
Increase in accounts receivable                    (5,010)
Increase in prepaid expenses                       (2,754)
Increase in accounts payable and
   accrued liabilities                             32,046
                                              -----------
Cash used in operating activities              (2,302,936)

Cash flows used in investing activities
Software and system development                  (985,856)
Acquisitions of capital assets                   (157,764)
                                              -----------
Cash used in investing activities              (1,143,620)

Cash flows from (used in) financing activities
Share subscriptions received                            0
Issuance of common shares                       3,857,027
Share issue costs                                (141,089)
                                              -----------
Cash from financing activities                  3,715,938

Foreign exchange gain on cash held in
   foreign currency                                (1,420)
                                              -----------
Net increase in cash during the period        $   267,962

h)  Stock options

Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price was equal to or less than the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized.

3.  Subsequent events

Stock Options Re-pricing
Pursuant to the provisions of the existing approved Stock Option Plan of the Company, the following options are proposed to have their exercise price reduced from $0.61 to $0.25. Subject to the approval of the proposed re-pricing by a majority of disinterested shareholders at the Annual General Meeting of the Company on April 19th, 2002, the number of existing stock options issued to each person below is to be reduced over the existing stock options previously granted and approved by the shareholders. There is no proposed change in the Stock Option Plan to the existing vesting period, nor is any change proposed in the existing term on existing stock options.

Proposed reductions in the number of stock options granted has been agreed to by the recipients affected, subject to the shareholder re-pricing approval, in order to facilitate additional grants to new directors and consultants to the Company.

Name of           # of shares   Reductions*  Revised  expiry
holder            under option               totals    date
--------------------------------------------------------------
Michael B. Paauwe   430,000     (55,000)    375,000  Jan 16/06
Michael Gossland    415,000     (55,000)    360,000  Jan 16/06
Paul Shatzko        290,000    (150,000)    140,000  Jan 16/06
John Austin         210,000     (10,000)    200,000  Jan 16/06
Jennifer Gee         30,000         NIL      30,000  Jan 16/06
                   --------     -------     -------
                  1,375,000     (270,000) 1,105,000

the reductions are subject to approval of the re-pricing of the stock options from $.61 to $.25 per share.

                  Titan Trading Analytics Inc.
                          Schedule B
                   Supplementary Information
          For the First Quarter ended January 31, 2002

Analysis of expenses and deferred costs for the current year to date:

Software and systems development
Cost - October 31, 2001 balance             $ 947,877
Current period - November 1, 2001 to
   January 31, 2002                            37,978
                                            ---------
                                            $ 985,855

Accumulated amortization -
October 31, 2000 balance                    $(723,627)
Current period - November 1, 2001
   to January 31, 2002                        (15,019)
                                            ---------
                                            $(738,646)

Software and systems development (net)      $ 247,209

2.  Related party transactions as at January 31, 2002:

Expenditures to parties not dealing at arm's length made during the year to date period:

Management contracts:
1.  Michael B. Paauwe & Associates  (a) $23,100
2.  Michael Gossland & Associates   (b) $22,500

These amounts are included in management fees expense, as well as in capitalized amounts of software and systems during the period, which are subject to amortization.

Securities issued and options granted during the period:  NIL

4. Summary of securities as at the end of the reporting period as at January 31, 2002:

Authorized share capital   100,000,000 common shares
Issued share capital         9,812,966 common shares

Options reserved for future issuance  1,515,000 common shares
Warrants reserved for future issuance   680,067 common shares
Fully diluted as at March 31, 2001   12,007,966 common shares

Stock Options Granted as at January 31, 2002:

Name                 No of Shares     Per Share   Expiry Date
Michael B. Paauwe      430,000          $0.61   January 16, 2006
Michael Gossland       415,000          $0.61   January 16, 2006
Paul Shatzko           290,000          $0.61   January 16, 2006
Robert Shatzko         130,000          $0.61   January 16, 2006
John Austin            210,000          $0.61   January 16, 2006
Jennifer Gee            30,000          $0.61   January 16, 2006
John Austin             10,000          $0.50     May 8, 2006
                     ---------
                     1,515,000

Warrants Outstanding as at January 31, 2002:

       550,000 warrants      $0.61     To January 10, 2003
       130,000 warrants      $0.61     To January 28, 2003
       -------
Total  680,000 warrants

Escrow shares - TTN Escrow Capital Corp.
3,000,000 common shares

5)  Directors:
Michael Paauwe
Michael Gossland
Paul Shatzko
Robert Shatzko
John Austin

Officers:
Michael Paauwe - President
Michael Gossland - Vice-President/Secretary
Jennifer Gee - Chief Financial Officer

                   TITAN TRADING ANALYTICS INC.
                           SCHEDULE C
                    SUPPLEMENTARY INFORMATION
                  PERIOD ENDED JANUARY 31, 2002

                  TITAN TRADING ANALYTICS INC.
  MANAGEMENT DISCUSSION - QUARTER ENDED January 31, 2002

We expect the year 2002 to be a recovery year, producing solid gains in shareholder value. The year ended October 31st, 2002 was a difficult period for our Company.

Our recent actual stock index trading performance has recently been outstanding, at over 45% annualized rate of return. Our stock price is recovering, having closed up over 200% in price from recent lows.

With shareholder approval of management's slate of directors, new marketing executive recruitment, profitable trading results and the start of sales of our online MarketWatch systems, a solid recovery of shareholder value is expected.

We plan to recruit senior experienced marketing executive leadership, to complement our existing technical, developmental and corporate managerial strengths. This will be the main component of the use of proceeds in the planned offering memorandum on new equity placements.

We are in active marketing and licensing discussions and negotiations in Vancouver, Florida, Germany and Chicago.
Key alliances are being formed.

We hope to leverage off actual trading analytics results with, among others, the clearing firms we trade through. We plan to exploit co-branding Titan MarketWatch and joint venture marketing of our web based products and specialized services to brokerages and institutions.

Titan has spent over $3,100,000 to date on its business and software. We have proven profitable, neural network pattern recognition trading software and talented human resources. Exploiting this, we expect to restore substantial shareholder value over the course of the next several months.

We are planning to issue 1,200,000 shares at $.25 - $.35 per share, with a full warrant attached, exercisable for 2 years at $.35 to $.45 per share. We are encouraging shareholders to participate in this new securities offering.

New full time marketing leadership, and new business partners will greatly improve our product licensing and money management revenue prospects. We are finally ready to make an all out marketing push.

Market conditions have improved and our software systems have greatly matured, offering more value, innovation and quality.

To truly succeed, we also need continued shareholder support and a significant and focused ongoing commitment. We must look forward to new opportunities.

We are close to closing new US marketing and business alliances. We have reached agreement with important allies to support our reorganized efforts through new Board appointments and new special consultants. These will be the first of many steps on the path to restoring full shareholder value.

Analysis of financial results for the period:
--------------------------------------------
During the three month period ended January 31st, 2001, the loss for the period was $84,802 compared to a loss of $100,066 for the same period last year. Total expenses were $18,442 lower than in the same period last year due to reduced staffing, and management costs.

Total income from the period was $16,989 compared to $16,446 for the same period last year. Software licenses and subscriptions generated $11,692 and trading income was $5,297.

$66,798 cash was used in operations during the period, compared to $75,022 in the previous year. We spent $37,979 on software development. Please refer to the Schedules attached for more details.

Liquidity
---------
At the end of the period the Company had total assets of $562,441, cash balances of $267,962 and net working capital of $243,680. We are continuing to seek new equity financings and new strategic partners to enable us to profit from our online publications and the use of our trading software.

An improving economy in early 2002 has started to reduce the economic uncertainty and business risk, however, capital formation remains difficult in the current business environment. In the event that the company is unable to complete addition equity placements of its securities as planned and announced, this would have an adversely material impact on our ability to continue as a going-concern.

However, we remain confident in our future prospects for success and seek shareholder support in a commitment to our plans.


Michael Paauwe, President

Jennifer Gee, Chief Financial Officer

March 28, 2002


* CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The discussion in this report contains forward-looking statements. In some cases you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms and other comparable terminology. Our forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Titan remains a development stage company. The events of September 11, 2001 caused stock market and economic conditions to deteriorate in recent months and this has potentially added additional unforeseen risks to those factors previously and currently disclosed by the Company. The information set forth in our SEC filings under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", identify important additional risk factors that could materially and adversely affect our actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.